                                                              Page 1 of 11 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       California Beach Restaurants, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                        (Title of Classes of Securities)

                                    129903209
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                                 (CUSIP Number)

                                Mel Ziontz, Esq.
                                 Bryan Cave LLP
                             120 Broadway, Suite 300
                           Los Angeles, CA 90401-2305
                                 (310) 576-2113
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


---------------

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Exhibit Index is Page 9 of 11 Pages

CUSIP NO. 129903209                 SCHEDULE 13D             Page 2  of 11 Pages

--------------------------------------------------------------------------------
1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (Entities Only)

      Sea Fair Partners, L.P. ("Sea Fair")
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
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3)    SEC USE ONLY
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4)    SOURCE OF FUNDS*

      PF
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       0 shares
--------------------------------------------------------------
                  8    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY         332,478 shares, the voting power with respect to which is
 OWNED BY EACH         shared with (a) J. Christopher Lewis, and (b) certain
   REPORTING           shareholders (see Item 5(b)).
  PERSON WITH    ---------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       332,478 shares, the dispositive power with respect to which is shared with J. Christopher Lewis
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       332,478 shares
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)

       9.78%
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14)    Type of Reporting Person*

       PN
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 129903209                 SCHEDULE 13D             Page 3  of 11 Pages

--------------------------------------------------------------------------------
1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (Entities Only)

      Sand and Sea Partners, L.P. ("Sand and Sea")
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       0 shares
                  --------------------------------------------------------------
NUMBER OF SHARES  8    SHARED VOTING POWER

BENEFICIALLY           1,077,478 shares, the voting power with respect to which
                       is shared with (a) J. Christopher Lewis, and (b) certain
OWNED BY EACH          shareholders (see Item 5(b)).
                  --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER

PERSON WITH            0 shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       1,077,478 shares, the dispositive power with respect to which is shared with J. Christopher Lewis.
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,077,478 shares
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)

       25.80%
--------------------------------------------------------------------------------
14)    Type of Reporting Person*

       PN
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 129903209                 SCHEDULE 13D             Page 4  of 11 Pages

--------------------------------------------------------------------------------
1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (Entities Only)

      J. Christopher Lewis ("Lewis")
      ###-##-####
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
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4)    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       0 shares
                  --------------------------------------------------------------
NUMBER OF SHARES  8    SHARED VOTING POWER

BENEFICIALLY           332,478 shares, the voting power with respect to which is
                       shared with (a) Sea Fair, and (b) certain shareholders
OWNED                  BY EACH (see Item 5(b)); and an additional 1,077,478
                       shares, the voting power with respect to which is shared
REPORTING              with (a) Sand and Sea, and (b) certain shareholders (see
                       Item 5(b)).
PERSON WITH       --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       0 shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       332,478 shares, the dispositive power with respect to which is shared with Sea Fair; and an additional 1,077,478 shares, the dispositive power with respect to which is shared with Sand and Sea.
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,409,956 shares
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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
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13)    Percent of Class Represented by Amount in Row (11)

       33.76%
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14)    Type of Reporting Person*

       IN
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 129903209          SCHEDULE 13D                     Page 5 of 11 Pages

Item 1. Security and Issuer:

        This Amendment No. 4 to Schedule 13D ("Schedule 13D") is filed with respect to the common stock, par value $.01 per share ("Common Stock") of California Beach Restaurants, Inc., a California corporation (the "Company"), whose principal executive offices are located at 17383 Sunset Boulevard, Suite 140, Pacific Palisades, California 90272.

Item 2. Identity and Background:

        (a) This Statement is being filed by Sea Fair Partners, L.P. ("Sea Fair"); Sand and Sea Partners, L.P. ("Sand and Sea"); and J. Christopher Lewis ("Lewis"), who are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this Statement is filed constitutes a "group." Neither the filing of this Statement nor the Agreement [see Exhibit 1] should be construed individually or collectively to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of the Reporting Persons or any one or more other persons. Lewis is the General Partner and a limited partner of each of Sea Fair and Sand and Sea. Each of Sea Fair and Sand and Sea was formed for the express purpose of purchasing securities of the Company.

        (b) The principal business office of each of Sea Fair, Sand and Sea, and Lewis is 300 South Grand Avenue, Los Angeles, CA 90071.

        (c) Lewis' principal occupation is General Partner of Riordan, Lewis & Haden, a venture capital firm.

        (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) Sea Fair and Sand and Sea are each California Limited Partnerships; Lewis is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:

        Sand and Sea acquired beneficial ownership of 775,000 shares of the Company's Common Stock issuable upon conversion of a 5% Convertible Subordinated Note purchased by it. The 5% Convertible Subordinated Note was issued in consideration of payment to the Company by Sand and Sea of $775,000 in cash, from Sand and Sea's personal funds. (See Item 4 below.)

CUSIP NO. 129903209          SCHEDULE 13D                     Page 6 of 11 Pages

Item 4. Purpose of Transaction:

        Pursuant to a Note Purchase Agreement among the Company, Sand and Sea and certain other purchasers, dated as of March 30, 1999 (the "Note Purchase Agreement") [see Exhibit 2(1)], Sand and Sea purchased from the Company a 5% Convertible Subordinated Note (the "Note"). The entire principal amount outstanding under the Note, plus accrued and unpaid interest, may at any time after March 30, 1999 be converted, in whole or in part, into shares of Common Stock, par value $0.01 per share of the Company, at the rate of one share for each $1.00 in principal amount of the Note plus accrued and unpaid interest applicable to the principal amount so converted on the tenth business day following the receipt by the Company of written notice of conversion as to all or any part of the principal amount of the Note.

        Sand and Sea's purchase was part of a private financing consisting of $1,800,000 of the Company's 5% Convertible Subordinated Notes Due March 30, 2003, which raised the funds necessary for the Company to retire approximately $1,000,000 of indebtedness and to remodel a restaurant operated by a wholly owned subsidiary of the Company. Certain existing shareholders of the Company participated in the private placement.

        Under the Note Purchase Agreement, the Company has afforded Sand and Sea and other purchasers thereunder certain incidental and demand registration rights with respect to the securities of the Company acquired thereunder.

        The Reporting Persons do not have any present plans to dispose of or to acquire additional shares of Common Stock but reserve the right to do so.

Item 5. Interest in Securities of the Issuer:

        (a) The Company has outstanding 3,400,930 shares of Common Stock.

        Sea Fair is the owner of 332,478 shares of the Company's Common Stock, which currently represents 9.78% of the Company's outstanding Common Stock.

        Sand and Sea is the owner of 302,478 shares of the Company's Common Stock, which currently represents 8.90% of the Company's outstanding Common Stock. In addition, under Rule 13d-3 of the Act, Sand and Sea is deemed the beneficial owner of 775,000 shares of the Company's Common Stock that are subject to a currently convertible note. Accordingly, Sand and Sea is deemed the beneficial owner of an aggregate of 1,077,478 shares of the Company's Common Stock, representing 25.80% of the Company's outstanding Common Stock.

        Lewis is the owner of an aggregate of 634,956 shares of the Company's Common Stock, which currently represents 18.67% of the Company's outstanding Common Stock. In addition, under Rule 13d-3 of the Act, Lewis is deemed the beneficial owner of 775,000 shares of the Company's Common Stock that are subject to a currently convertible note. Accordingly, Lewis is deemed the beneficial owner of an aggregate of 1,409,956 shares of the Company's Common Stock, representing 33.76% of the Company's outstanding Common Stock.

CUSIP NO. 129903209               SCHEDULE 13D                Page 7 of 11 Pages

        (b) See Rows 7 through 10 of the cover page for each Reporting Person.

        Sea Fair, Sand and Sea, and Lewis share with the shareholders set forth below the power to vote 332,478 shares, 1,077,478 shares, and 1,409,956 shares, respectively, with respect to the election of directors, pursuant to (i) a Shareholders Agreement among the Company, the Reporting Persons and certain other shareholders, dated as of March 30, 1990 [see Exhibit 3(2)] and (ii) an Amendment to Shareholders Agreement among the Company, the Reporting Persons and certain other shareholders, dated as of February 25, 1991 [see Exhibit 4(3)].

        The names and addresses of the shareholders with whom the Reporting Persons share voting rights with respect to the election of directors are set forth below:

                 Eli Broad
                 1999 Avenue of the Stars, Suite 3170
                 Los Angeles, California 90067

                 Cushman/Sea View Partners
                 333 South Grand Avenue, Suite 4000
                 Los Angeles, California 90071

                 Cushman K/Sea View Partners
                 333 South Grand Avenue, Suite 4000
                 Los Angeles, California 90071

        Sand and Sea shares with Lewis voting and dispositive power regarding any shares of Common Stock (775,000 shares) acquired upon conversion of the Note.

        (c) Other than acquiring the Note described in Item 4 above, the Reporting Persons have not engaged in any transactions in the capital stock of the Company within the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

        As discussed in Item 4 above, Sand and Sea is a party to the Note Purchase Agreement [see Exhibit 2(1)]. As discussed in Item 5 above, the Reporting Persons are parties to a Shareholders Agreement [see Exhibit 3(2)] and an Amendment to Shareholders Agreement [see Exhibit 4(3)].

Item 7. Material to be Filed as Exhibits:

        See the Exhibit Index on Page 9 of 11 Pages of this Schedule 13D.

CUSIP NO. 129903209                SCHEDULE 13D               Page 8 of 11 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Date: April 28, 1999



J. Christopher Lewis
----------------------------------------
J. Christopher Lewis, General Partner
Sea Fair Partners, L.P.



J. Christopher Lewis
----------------------------------------
J. Christopher Lewis, General Partner
Sand and Sea Partners, L.P.



J. Christopher Lewis
----------------------------------------
J. Christopher Lewis

                                                              Page 9 of 11 Pages

                                  EXHIBIT INDEX

Exhibit Number  Exhibit                                      Page
--------------  -------------------------------------------  -------------------
1               Agreement to File Joint Statements           Page 10 of 11 pages
                on Schedule 13D

2               Note Purchase Agreement among the            Page 6 of 11 pages
                Company, the filing party and certain
                other purchasers, dated as of March 30,
                1999, including Exhibit A thereto,
                the 5% Convertible Subordinated Note
                Due March 30, 2003(1)

3               Shareholders Agreement among the             Page 7 of 11 pages
                Company, the filing party and certain
                other shareholders, dated as of
                March 30, 1990(2)

4               Amendment to Shareholders Agreement          Page 7 of 11 pages
                among the Company, the filing party and
                certain other shareholders, dated as of
                February 25, 1991(3)


------------------

(1) Incorporated by reference to Amendment No. 1 to Schedule 13D filed with the Commission on April 16, 1999, on behalf of Alan Redhead.

(2) Incorporated by reference to the Company's Form 8-K filed with the Commission on April 27, 1990.

(3) Incorporated by reference to the Company's Form 10-Q for the Quarter ended January 31, 1991 and filed with the Commission on March 18, 1991.